SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2005

Commission File Number: 1-1225

WYETH SAVINGS PLAN

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN

By:	/s/ Paul J. Jones
Paul J. Jones
Member of the Wyeth Savings Plan Committee

Date: June 20, 2006

WYETH SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2005 AND 2004

AND

FOR THE YEAR ENDED DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER-13-2526821

PLAN NUMBER-045

WYETH SAVINGS PLAN

DECEMBER 31, 2005 AND 2004

INDEX

Page

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	1

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005	2

Notes to Financial Statements	3 – 11

Supplemental Schedule:*

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005	Schedule I

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 16, 2006

Wyeth Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2005 and 2004

	December 31,
	2005	2004
Assets:
Investments, at fair value	$2,710,757,893	$2,474,709,312
Participants Loans, at contract value	38,406,000	32,976,143

Total investments	2,749,163,893	2,507,685,455

Receivables:
Employer contributions	1,787,265	1,748,102
Participant contributions	6,033,823	5,777,545
Accrued dividends and interest	73,927	43,704
Due from brokers for securities sold	—	983,711

Total receivables	7,895,015	8,553,062

Total Assets	2,757,058,908	2,516,238,517

Liabilities:
Due to brokers for securities sold	1,071,007	—
Administrative expenses payable	61,017	53,568
Corrective distributions	1,706	—

Total Liabilities	1,133,730	53,568

Net Assets Available for Plan Benefits	$2,755,925,178	$2,516,184,949

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For The Year Ended December 31, 2005

Investment Income:
Net appreciation in fair value of investments	$98,396,750
Interest	38,585,000
Dividends	74,913,706

Total investment income	211,895,456
Contributions:
Employer	42,659,904
Participant	153,860,694
Rollovers into Plan	27,864,888

Total contributions	224,385,486
Total additions	436,280,942

Deductions from net assets attributed to:
Benefits paid to participants	195,740,320
Corrective distributions	1,706
Administrative expenses	798,687

Total deductions	196,540,713

Net increase	239,740,229
Net Assets Available for Plan Benefits:
Beginning of Year	2,516,184,949

End of Year	$2,755,925,178

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan (the “Plan”) only provides general information. Participants in the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the “Company”) and became effective on April 1, 1985. Full-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time (U.S. paid) employees to be eligible to participate must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and qualified under the Internal Revenue Code of 1986, as amended, (the “Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of participant’s compensation that can be included for Plan purposes are subject to annual limitations.

Rollovers into Plan

Participants may elect to roll over their balances from qualified plans of other employers and the Wyeth Retirement Plans into the Plan, upon consent of the Plan administrator.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions and all earnings thereon according to the following schedule:

Years of Continuous Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If an employee’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2005, forfeitures of $2,365,280 were used to offset Company matching contributions. As of December 31, 2005 and 2004, the amount of forfeitures available to offset future Company matching contributions totaled $1,146,220 and $953,731, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined in the Plan Document. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (“the Committee”). Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $5,000 prior to March 28, 2005 and $1,000 after March 28, 2005.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. Investment contracts are recorded at contract value based upon information provided by Fidelity Management Trust Company (the “Trustee”) which approximates fair market value. Interest bearing cash is valued at cost.

Loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2005	2004
Investments at Fair Value as Determined by Net Asset Value
Mutual Funds	$1,489,025,684	$1,266,976,302
Investments at Contract Value
Investment Contracts	765,909,763	749,985,252
Participants Loans	38,406,000	32,976,143
Interest Bearing Cash	20,837,457	19,209,666
Investments at Fair Value as Determined by Quoted Market Price
Common Stocks	434,984,989	438,538,092

Total Investments	$2,749,163,893	$2,507,685,455

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-two investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-two investment options were as follows for 2005 (*newly offered in 2005):

Interest Income Fund - consists primarily of guaranteed investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts and wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rates attributable to these contracts approximated 4.86% for 2005 and 4.95% for 2004.

Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks long-term returns by investing in stocks of large and mid-sized companies.

PIMCO Total Return* – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund* – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

Fidelity Freedom Funds* – consist of shares in eight mutual funds (classified as “lifestyle” or “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The eight mutual funds available to Wyeth Plan participants are Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035 and Freedom 2040.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company (“Fidelity”) was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 – DEMUTUALIZATION

Principal Financial Group (“Principal”) and Prudential Life Insurance Company (“Prudential”), custodians of terminated defined contribution plans of which Wyeth is the successor both previously operated as mutual insurance companies. A mutual insurance company is considered to be owned by policyholders whose insurance contracts embody their rights as insured and as members of the mutual insurance company. In order to enhance their financial flexibility and to improve access to capital markets, Principal and Prudential became stock companies. In accordance with IRS and Department of Labor rulings, the proceeds of the demutualization shares of Principal and Prudential are to be used for the benefit of participants and to offset a portion of the Company matching contributions. At December 31, 2005, Principal and Prudential stocks held by the Plan were valued at $832,776, and $215,325, respectively, and at December 31, 2004 these stocks were valued at $718,825 and $161,692, respectively.

NOTE 6 – PLAN AMENDMENTS

The Plan was amended in 2005 to allow 100% vesting of employer contributions for affected participants due to the sale of Solgar Vitamin & Herb and Georgia Vermont Nutritionals. The Plan was also amended in 2005 to increase investment elections and to have elections made in whole percentages. The number of general purpose loans that a participant can receive was increased and, participants are now charged for loan application and maintenance fees.

NOTE 7 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended effective February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 10 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s total assets as of December 31, were as follows:

	2005	2004
Wyeth Common Stock	$433,936,888	$437,657,575
Fidelity Spartan U.S. Equity Index Fund	327,823,700	343,064,467
Fidelity Magellan Fund	262,865,625	282,303,354
Fidelity Balanced Fund	255,018,466	225,327,548
Fidelity Low-Priced Stock Fund	226,293,909	217,953,534
Fidelity International Discovery Fund	184,232,641	144,464,995

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $98,396,750 as follows:

Common Stocks	$37,046,011
Mutual Funds	61,350,739

Total	$98,396,750

Schedule I

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Bank of America	Dwight Target 5, Collective Trust		$74,871,234
	PIMCO Total Return, Mutual Fund		47,204,026
	Wrapper Contract		(211,559)

John Hancock Mutual Life Insurance	GIC 4.19% Due 12/15/10		15,656,645
	GIC 4.78% Due 12/15/10		14,530,989

Metropolitan Life Insurance	GIC 4.24% Due 12/15/08		40,831,809
	GIC 4.15% Due 6/15/09		22,379,326
	GIC 4.22% Due 9/15/10		14,743,607

Monumental Life Insurance	GIC 3.56% Due 12/15/06		20,014,654
	GIC 6.22% Due 6/15/07		14,074,001
	GIC 4.90% Due 3/15/10		21,532,847
	GIC 4.52% Due 3/15/11		28,365,232

New York Life Insurance	GIC 3.00% Due 3/31/09		37,734,745
	GIC 5.00% Due 6/15/11		22,047,103

Principal Life Insurance	GIC 5.95% Due 3/15/07		27,216,036
	GIC 4.07% Due 12/17/07		40,572,493
	GIC 4.09% Due 12/15/09		21,707,567

Travelers Insurance	GIC 6.13% Due 3/31/08		26,606,172

CDC/IXIS Financial Products	Dwight Target 5, Collective Trust		59,264,102
	PIMCO Total Return, Mutual Fund		37,364,207
	Wrapper Contract		(167,459)

SEI Financial Management	Collective Trust		83,178,925

State Street Bank and Trust	Dwight Target 5, Collective Trust		59,222,454
	PIMCO Total Return, Mutual Fund		37,337,948
	Wrapper Contract		(167,341)

*	Represents a Party-in-interest to the Plan.

**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Wyeth*	Common Stock 9,419,077 shares		433,936,888

Principal Financial Group	Common Stock 17,558 shares		832,776

Prudential Financial Inc.	Common Stock 2,942 shares		215,325

Fidelity Management Trust Company*	Fidelity STIF Interest Bearing Cash		20,837,457

Fidelity Management Trust Company*	Magellan Fund 2,469,613 shares		262,865,625

Fidelity Management Trust Company*	Balanced Fund 13,593,735 shares		255,018,466

Fidelity Management Trust Company*	International Discovery Fund 5,819,098 shares		184,232,641

Fidelity Management Trust Company*	Spartan U.S. Equity Index Fund 7,423,544 shares		327,823,700

Fidelity Management Trust Company*	Low-Priced Stock Fund 5,540,987 shares		226,293,909

Fidelity Management Trust Company*	Real Estate Investment Fund 937,635 shares		29,216,703

Fidelity Management Trust Company*	New Markets Income Fund 1,014,302 shares		14,636,379

*	Represents a party-in-interest to the Plan.

**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Capital Appreciation Fund 634,924 shares		15,936,583

Fidelity Management Trust Company*	High Income Fund 454,680 shares		3,992,089

Fidelity Management Trust Company*	Freedom Fund 2005 75,580 shares		840,449

Fidelity Management Trust Company*	Freedom Fund 2010 306,089 shares		4,300,545

Fidelity Management Trust Company*	Freedom Fund 2015 287,797 shares		3,324,061

Fidelity Management Trust Company*	Freedom Fund 2020 221,577 shares		3,259,403

Fidelity Management Trust Company*	Freedom Fund 2025 361,284 shares		4,320,961

Fidelity Management Trust Company*	Freedom Fund 2030 170,489 shares		2,560,749

Fidelity Management Trust Company*	Freedom Fund 2035 150,802 shares		1,844,307

Fidelity Management Trust Company*	Freedom Fund 2040 263,087 shares		2,323,059

*	Represents a party-in-interest to the Plan.

**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Morgan Stanley	MSIFT Value Portfolio - Adviser Class 3,583,039 shares		61,234,139

Pacific Investment Management Company	Total Return Administration Fund 1,011,886 shares		10,624,805

OppenheimerFunds	Developing Markets Fund 2,047,264 shares		74,377,111

Participants Loans*	Rates ranging from 5.0% to 11.5% Due through 2021		38,406,000

Total Investments			$2,749,163,893

*	Represents a party-in-interest to the Plan.

**	Cost not required for participant directed investments.